UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 28, 2021

(Date of Report)

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada (State or other jurisdiction of organization)	81-3431472 (I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(646)-286-9070

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 8. Certain Unregistered Sales of Equity Securities

On January 20, 2021, Mystic Holdings, Inc. (the “Company”) issued a Secured Convertible Promissory Note (the “Convertible Note”), in exchange for a loan in the aggregate principal amount of $2,500,000 with a variable interest rate between 8% and 15% per annum. The Convertible Note contains a voluntary prepayment provision allowing the Company the option to prepay the loan at any time via a conversion of the loan into shares of the Company’s common stock. If the Company elects to trigger the prepayment provision, (i) a prepayment fee applies in the amount of 50% of the original principal balance minus the interest payments paid as of the conversion date, and (ii) the loan amount and prepayment fee convert automatically into shares of the Company’s common stock at a conversion price equal to the lesser of (1) $1.00 and (2) if the Company’s common stock is listed on any exchange, the volume weighted average trading price during the 30-day period preceding the conversion date. As of the date hereof, if the Company elected to prepay the Convertible Note, the Convertible Note would convert into approximately 3,750,000 shares of the Company’s common stock.

The Convertible Note was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on January 28, 2021.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chairman and Chief Executive	January 28, 2021
Lorenzo Barracco	Officer (principal executive officer)

/s/ Heather Cranny*	President, Treasurer (principal	January 28, 2021
Heather Cranny	financial and accounting officer) and Secretary

/s/ Michael Cristalli*	Director, President	January 28, 2021
Michael Cristalli

/s/ Joanna DeFilippis*	Director, Chief Operating Officer	January 28, 2021
Joanna DeFilippis

/s/ Daniel V. Perla*	Director	January 28, 2021
Daniel V. Perla

/s/ Sigmund (Sig) Aronson Rogich*	Director	January 28, 2021
Sigmund (Sig) Aronson Rogich

/s/ Alexander Scharf*	Director	January 28, 2021
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact